BRUCE J. RUSHALL EILEEN L. McGEEVER LUCI M. MONTGOMERY	RUSHALL & McGEEVER A PROFESSIONAL LAW CORPORATION 6100 INNOVATION WAY CARLSBAD, CALIFORNIA 92009	TELEPHONE: (760) 438-6855 FACSIMILE: (760) 438-3026 E-MAIL: rm@rushallmcgeever.com
April 10, 2009
United States Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 4561
Washington, D.C. 20549

Attn:	Ms. Cicely Lomothe, Accounting Branch Chief Ms. Jaime John, Staff Accountant Ms. Kristina Aberg, Attorney-Advisor

	Re:	NetREIT Form 10 Filed May 6, 2008 File No. 001-39049
Ladies and Gentlemen:
NetREIT (“Registrant”, the “Company”, or “we”) requests the Accounting Staff’s comments and guidance regarding Registrant’s responses below to the comments in the Staff’s letter of March 31, 2009 regarding the above-referenced Form 10 filing. Registrant’s responses below are presented in the same numbers as the Staff’s comments in that letter.
Once we receive the Staff’s comments in response to this letter, Registrant will file an initial Form 10 as a 10-12G submission (the “Form 10”).
General
RESPONSE TO COMMENT 1:
Following the clearance of accounting related issues in Comment 7 and 10 below, the Registrant will file amended Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008 and June 30, 2008, which will include the correct certifications.
RESPONSE TO COMMENT 2:
The Form 10 will include Registrant’s updated Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations for the years ended December 31, 2008 and 2007.
RESPONSE TO COMMENT 3:
Registrant will file the financial information required by Rule 8-06 of Regulation S-X as set forth below for the properties included in the 8-K Reports Registrant has filed since it filed its initial Form 10 on May 6, 2008. The following table sets forth for each property investment Registrant has made after January 1, 2007; (i) the status of the required Rule 8-06 financial information filing or (ii) the basis on which Registrant asserts Rule 8-06 financial information is not required for the investment.

RUSHALL & McGEEVER
A PROFESSIONAL LAW CORPORATION

United States Securities and Exchange Commission
Attn:	Ms. Cicely Lomothe, Accounting Branch Chief Ms. Jaime John, Staff Accountant Ms. Kristina Aberg, Attorney-Advisor
April 10, 2009 Page 2

				Percent of
		Cost of	Date	Total
	Date	Acquisition	8-K	Assets at	Status of
Property	Acquired	(In millions)	Filed	12-31-07	Audit

Executive Office Park	7-9-08	$10.1	7-16-08	19.1%	Completing audit, 1

Waterman Plaza	8-12-08	7.2	8-18-08	13.6%	New property, 2

Pacific Oaks Plaza	9-3-08	4.9	9-5-08	9.2%	Owner occupied property, 3

Morena Office Center	1-8-09	6.6	1-8-09	12.4%	Completing audit, 4

Fontana Medical Plaza LLC	2-25-09	1.9	2-25-09	3.6%	None - not significant

Rangewood Medical Center	3-23-09	2.7	3-27-09	5.1%	None - not significant

1.
The Company has substantially completed its amendment to Form 8-K, including audited statements of Statements of Revenues Over Certain Operating Expenses for the year ended December 31, 2007. The Company has suspended further activity towards completing this filing until accounting issues, which may affect the pro forma financial statements, with the Commission have been resolved.

2.
Waterman Plaza was a newly constructed building with no operating history. Therefore, there is no requirement for pro forma financial statements and an audited historical Statements of Revenues Over Certain Operating Expenses.

3.
Up to the time of the sale, the seller had used the property as their office space and post acquisition the Company has utilized all but 3,900 square feet of a 16,000 square foot building as its headquarters. Therefore, there is no requirement for pro forma financial statements and an audited historical Statements of Revenues Over Certain Operating Expenses.

4.
The Company has obtained some of the documentation from the seller and has done planning for an upcoming audit. The Company has suspended further activity towards completing this filing until accounting issues, which may affect the pro forma financial statements, with the Commission have been resolved.

RESPONSE TO COMMENT 4:
Registrant notes the Staff’s comments regarding completion of its review of Registrant’s restated financial statements.

RUSHALL & McGEEVER
A PROFESSIONAL LAW CORPORATION

United States Securities and Exchange Commission
Attn:	Ms. Cicely Lomothe, Accounting Branch Chief Ms. Jaime John, Staff Accountant Ms. Kristina Aberg, Attorney-Advisor
April 10, 2009 Page 3
RESPONSE TO COMMENT 5:
The Registrant has expanded its disclosures relative to accounting for joint ventures. Please see the revised Note to the proposed Financial Statements regarding Registrant’s consideration of EITF 04-5 in determining the appropriate accounting for Registrant’s joint ventures. The expanded disclosure of the first paragraph to the significant accounting policies “Investment in Real Estate Ventures” note will read as follows:
The Company analyzes its investments in joint ventures to determine whether the joint venture should be accounted for under the equity method of accounting or consolidated into the financial statements based on standards set forth under SFAS Interpretation No. 46(R), “Consolidation of Variable Interest Entities”, Statement of Position 78-9, “Accounting for Investments in Real Estate Ventures” and Emerging Issues Task Force (“EITF”) Statement No. 04-5, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights. Based on the guidance set forth in SFAS Interpretation No. 46(R)”. The Company has determined that the partners and/or tenants in common in its real estate ventures have certain protective rights that limit the Company’s control of the investment. Therefore, the Company’s share of its investment in real estate ventures have been accounted for under the equity method of accounting in the accompanying financial statements.
RESPONSE TO COMMENT 6:
Registrant has expanded its disclosures relative to accounting for partial sales of real estate. Please see the revised note to the proposed Financial Statements for Registrant’s consideration of paragraph 33 of SFAS 66 in its accounting policy with respect to disclosure of gain recognition of sales of undivided interests in properties. The new note in the significant accounting policies will read as follows:
Sales of Undivided Interests in Properties.
The Company accounts for profit recognition on sales of real estate in accordance with SFAS No. 66: “Accounting for Sales of Real Estate” (“SFAS 66”). Pursuant to SFAS 66, profits from sales will not be recognized under the full accrual method by the Company until certain criteria are met. A sale is a partial sale if the seller retains an equity interest in the property or has an equity interest in the buyer. Profit (the difference between the sales value and the proportionate cost of the partial interest sold) shall be recognized at the date of sale if a sale has been consummated and the following:
a.	The buyer is independent of the seller.
b.	Collection of the sales price is reasonably assured.
c.	The seller will not be required to support the operations of the property or its related obligations to an extent greater than its proportionate interest.
Gains relating to transactions which do not meet the criteria for full accrual method of accounting are deferred and recognized when the full accrual method of accounting criteria are met or by using the installment or deposit methods of profit recognition, as appropriate in the circumstances.

RUSHALL & McGEEVER
A PROFESSIONAL LAW CORPORATION

United States Securities and Exchange Commission
Attn:	Ms. Cicely Lomothe, Accounting Branch Chief Ms. Jaime John, Staff Accountant Ms. Kristina Aberg, Attorney-Advisor
April 10, 2009 Page 4
RESPONSE TO COMMENT 7:
The Company allocates its purchase price between land and buildings based on several indications of value, including recent comparable land sales, property tax assessments and, in some instances, independent appraisals. We will reword the second paragraph in our disclosure of significant accounting policies “Property Acquisitions” note to read as follows:
The Company allocates the purchase price to tangible assets of an acquired property (which includes land, building and tenant improvements) based on the estimated fair values of those tangible assets, assuming the building was vacant. Estimates of fair value for land, building and building improvements are based on many factors including, but not limited to, comparisons to other properties sold in the same geographic area, independent third party valuations and, in some states, recent property tax assessments. The Company also considers information obtained about each property as a result of its pre-acquisition due diligence, marketing and leasing activities in estimating the fair values of the tangible and intangible assets and liabilities acquired.
RESPONSE TO COMMENT 8:
Registrant has filed its Item 4.02 8-K Report.
RESPONSE TO COMMENT 9:
Registrant notes the Staff’s comment. Registrant will file its request with the Division of Corporate Finance’s Office of Chief Accountant for a waiver from the Rule 8-08 financial information filing requirements for the properties purchased before the initial filing of the Registrant’s Form 10.
RESPONSE TO COMMENT 10:
World Plaza
Background
In September 2007, the Company acquired an assignment to a 99 year ground lease that commenced in 1963, the existing buildings, and building improvements to the land with rights to mortgage same and an assignment of the existing tenant’s lease agreements. The Company paid $7.7 million.
At acquisition, the property consisted of the master ground lease and a lease fee interest with respect to 3 one story class “C” buildings with approximately 55,096 square feet of retail center in San Bernardino, California. The land lease, including an option to purchase the land, was assigned to the Company without modification from its original inception executed in 1963. The option to purchase the land calls for the lessee to pay a fixed purchase price of $181,710. The only time this option can be exercised is at the end of the lease term in 2062, and the option must be exercised within 90 days of the end of the lease term or any rights to exercise the purchase option will be lost.
The purchase price for the land remains fixed for the entire 99 year lease term at $181,710 while the value of the land has appreciated significantly since 1963. The Company attributed a value of $1.4 million, net of the present value of the option cost, to the land purchase option. The land value was based upon other comparable property sales near the date of purchase and a copy of a recent appraisal prepared for the benefit of the existing lender from whom we assumed the loan.

RUSHALL & McGEEVER
A PROFESSIONAL LAW CORPORATION

United States Securities and Exchange Commission
Attn:	Ms. Cicely Lomothe, Accounting Branch Chief Ms. Jaime John, Staff Accountant Ms. Kristina Aberg, Attorney-Advisor
April 10, 2009 Page 5
Accounting References on point to this issue
Paragraph 15 of FIN 21 states the following:
In a business combination, the acquiring enterprise shall retain the previous classification in accordance with FASB Statement No. 13 for the leases of an acquired enterprise unless the provisions of the lease are modified as indicated in paragraph 13 above.
Paragraph 7 of SFAS 13 states the following:
The criteria for classifying leases set forth in this paragraph and in paragraph 8 derive from the concept set forth in paragraph 60. If at its inception (as defined in paragraph 5(b)) a lease meets one or more of the following four criteria, the lease shall be classified as a capital lease by the lessee. Otherwise, it shall be classified as an operating lease.
a.
The lease transfers ownership of the property to the lessee by the end of the lease term (as defined in paragraph 5(f)). This criterion is met in situations in which the lease agreement provides for the transfer of title at or shortly after the end of the lease term in exchange for the payment of a nominal fee, for example, the minimum required by statutory regulation to transfer title.

b.	The lease contains a bargain purchase option (as defined in paragraph 5(d)).
c.
The lease term (as defined in paragraph 5(f)) is equal to 75 percent or more of the estimated economic life of the leased property (as defined in paragraph 5(g)). However, if the beginning of the lease term falls within the last 25 percent of the total estimated economic life of the leased property, including earlier years of use, this criterion shall not be used for purposes of classifying the lease.

d.
The present value at the beginning of the lease term of the minimum lease payments (as defined in paragraph 5(j)), excluding that portion of the payments representing executory costs such as insurance, maintenance, and taxes to be paid by the lessor, including any profit thereon, equals or exceeds 90 percent of the excess of the fair value of the leased property (as defined in paragraph 5(c)) to the lessor at the inception of the lease over any related investment tax credit retained by the lessor and expected to be realized by him. However, if the beginning of the lease term falls within the last 25 percent of the total estimated economic life of the leased property, including earlier years of use, this criterion shall not be used for purposes of classifying the lease. A lessor shall compute the present value of the minimum lease payments using the interest rate implicit in the lease (as defined in paragraph 5(k)). A lessee shall compute the present value of the minimum lease payments using his incremental borrowing rate (as defined in paragraph 5(1)), unless (i) it is practicable for him to learn the implicit rate computed by the lessor and (ii) the implicit rate computed by the lessor is less than the lessee’s incremental borrowing rate. If both of those conditions are met, the lessee shall use the implicit rate.

RUSHALL & McGEEVER
A PROFESSIONAL LAW CORPORATION

United States Securities and Exchange Commission
Attn:	Ms. Cicely Lomothe, Accounting Branch Chief Ms. Jaime John, Staff Accountant Ms. Kristina Aberg, Attorney-Advisor
April 10, 2009 Page 6
FAS 142 Paragraph 11 states the following:
The accounting for a recognized intangible asset is based on its useful life to the reporting entity. An intangible asset with a finite useful life is amortized; an intangible asset with an indefinite useful life is not amortized. The useful life of an intangible asset to an entity is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity.9 The estimate of the useful life of an intangible asset to an entity shall be based on an analysis of all pertinent factors, in particular, the following factors with no one factor being more presumptive than the other:
a.	The expected use of the asset by the entity.

b.	The expected useful life of another asset or a group of assets to which the useful life of the intangible asset may relate.
FAS 142 Paragraph 13 states the following:
The amount of an intangible asset to be amortized shall be the amount initially assigned to that asset less any residual value. The residual value of an intangible asset shall be assumed to be zero unless at the end of its useful life to the reporting entity the asset is expected to continue to have a useful life to another entity and (a) the reporting entity has a commitment from a third party to purchase the asset at the end of its useful life or (b) the residual value can be determined by reference to an exchange transaction in an existing market for that asset and that market is expected to exist at the end of the asset’s useful life.
FAS 142 Paragraph B58 states the following:
The Board reasoned that an intangible asset that is separable or is subject to contractual or legal-based rights will have an observable market or will have identifiable cash flows associated with it. The Board noted that Concepts Statement 7 (issued after issuance of the 1999 Exposure Draft) provides guidance for using cash flows to determine the fair value of an asset in the absence of an observable market. Because there are different ways to determine fair value, the Board concluded that it was not necessary that there be an observable market for an intangible asset in order for that asset not to be amortized. Therefore, any intangible asset that is determined to have an indefinite useful life should not be amortized until that life is determined to be no longer indefinite.
Facts
With respect to classification of the lease:
It is the Company’s position that the unmodified land lease from 1963 would have been classified as an operating lease as the lease does not meet any of the criteria under paragraph 7 of SFAS 13.
•	To effect the transfer of ownership, the purchase price to buy the land is $181,710 which the Company’s believes was far greater than a nominal fee for the land at lease inception in 1963.

•	The lease does not contain a bargain purchase price.

•	The lease relates to land. Therefore, the 75% of economic useful life and the present value of the lease payment provisions of these paragraphs do not apply.

RUSHALL & McGEEVER
A PROFESSIONAL LAW CORPORATION

United States Securities and Exchange Commission
Attn:	Ms. Cicely Lomothe, Accounting Branch Chief Ms. Jaime John, Staff Accountant Ms. Kristina Aberg, Attorney-Advisor
April 10, 2009 Page 7
With respect to application of SFAS 142:
The Company believes that this land purchase option value is separable from the components of the contract as stated under paragraph B58 of SFAS 142. We also believe that the useful life of this asset under SFAS 142, paragraph 11 is indefinite as it relates to the acquisition of the land and that under paragraph 13 its residual value is at least equal to its market value. In addition, the likelihood of exercising this land purchase option by the Company or subsequent assignees is probable. Further, should the Company decide to sell its property rights to World Plaza, the value of the land purchase option would be a material and separate consideration to the selling price just as it was to our acquisition price considerations.
Conclusion
In conclusion, the Company believes that it has properly treated the accounting for the land purchase option as an indefinite lived intangible asset separate and distinct from any other components of the lease contract.
Very truly yours,
/s/ Bruce J. Rushall
BRUCE J. RUSHALL

BJR/cak

cc:	Kenneth Elsberry Jack Heilbron